UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C.  20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                            PEOPLE'S CHOICE TV CORP.
                               (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                   710847104
                                (CUSIP Number)

                                Victor Oristano
                          c/o People's Choice TV Corp.
                          2 Corporate Drive, Suite 249
                          Shelton, Connecticut  06484
                                 (203) 929-2800

        (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 December 29, 1995
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

          Check the following box if a fee is being paid with the statement [X]


                                                           PAGE 1 OF 13 PAGES
                                                     Exhibit Index Page 12

CUSIP NO.   710847104              13D                     PAGE 2 OF 13 PAGES
            ---------                                           --   --
- -----------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Alda Communications Corp.
- -----------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [  ]
                                                                (b)  [  ]
- -----------------------------------------------------------------------------
  3.  SEC USE ONLY
- -----------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
            00  (See Item 3)
- -----------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                             [  ]
- -----------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware corporation
- -----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
     NUMBER OF             -0-
       SHARES     -----------------------------------------------------------
    BENEFICIALLY   8.  SHARED VOTING POWER
      OWNED BY             661,304
        EACH      -----------------------------------------------------------
      REPORTING    9.  SOLE DISPOSITIVE POWER
       PERSON              -0-
        WITH      -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                           661,304
- -----------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            661,304
- -----------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES* [  ]
- -----------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.1%
- -----------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON*
            CO
- -----------------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.   710847104              13D                     PAGE 3 OF 13 PAGES
            ---------                                           --   --
- -----------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Victor Oristano
- -----------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [  ]
                                                                (b)  [  ]
- -----------------------------------------------------------------------------
  3.  SEC USE ONLY
- -----------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
            00  (See Item 3)
- -----------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                             [  ]
- -----------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
- -----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
     NUMBER OF             60,834
       SHARES     -----------------------------------------------------------
    BENEFICIALLY   8.  SHARED VOTING POWER
      OWNED BY             661,304
        EACH      -----------------------------------------------------------
      REPORTING    9.  SOLE DISPOSITIVE POWER
       PERSON              60,834
        WITH      -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                           661,304
- -----------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            722,138
- -----------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES* [  ]
- -----------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.6%
- -----------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON*
            IN
- -----------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.   710847104              13D                     PAGE 4 OF 13 PAGES
            ---------                                           --   --
- -----------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Alda Limited Partnership
- -----------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [  ]
                                                                (b)  [  ]
- -----------------------------------------------------------------------------
  3.  SEC USE ONLY
- -----------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
            00  (See Item 3)
- -----------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                             [  ]
- -----------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware limited partnership
- -----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
     NUMBER OF             661,304
       SHARES     -----------------------------------------------------------
    BENEFICIALLY   8.  SHARED VOTING POWER
      OWNED BY             -0-
        EACH      -----------------------------------------------------------
      REPORTING    9.  SOLE DISPOSITIVE POWER
       PERSON              661,304
        WITH      -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                           -0-
- -----------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            661,304
- -----------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES* [  ]
- -----------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.1%
- -----------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON*
            PN
- -----------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 710847104                     13D              Page 5 of 13 Pages



                                INTRODUCTION

          This Amendment No. 1 (this "Amendment") amends and restates that certain Schedule 13D dated July 26, 1994 and filed with the Securities and Exchange Commission on July 27, 1994 (the "Original Schedule 13D";
together with this Amendment, this "Schedule") for the following reporting persons: Alda Communications Corp. ("Alda CC") and Victor
Oristano ("Oristano").  This Amendment is made in order to add Alda
Limited Partnership (the "Partnership"; together with Alda CC and Oristano, collectively, the "Reporting Persons") to this Schedule as a filing person pursuant to Regulation 13d-1(f) under the Securities Exchange Act of 1934, as amended, and accordingly constitutes the initial filing for the Partnership.

          On June 23, 1994, 664,521 shares of Common Stock, $.01 par value (the "Shares"), of People's Choice TV Corp. (the "Issuer") were received by Alda CC as part of a pro rata distribution (the "Distribution") by Omni Microwave Television Partners Limited Partnership ("Omni") to its partners of Shares held in Omni's portfolio. On May 10, 1995, Alda CC sold 3,217 Shares of the Issuer. On December 29, 1995, Alda CC, at that time the sole limited partner of the Partnership, contributed all of its assets, including all 661,304 Shares of the Issuer then owned by Alda CC, to the capital of the Partnership. In addition, Oristano has options to acquire 60,834 Shares within 60 days of the date hereof pursuant to stock option agreements with the Issuer.

          Oristano is Vice Chairman and a director of the Issuer. Alda CC is a Delaware corporation, of which Oristano is chairman, a director and the controlling stockholder. The Partnership is a Delaware limited Partnership, of which Alda CC at December 29, 1995 was the sole limited partner having the power as such to remove and replace the sole general partner of the Partnership and to dissolve the Partnership.


ITEM 1.  SECURITY AND ISSUER.

          The class of equity securities to which this Schedule relates is the Issuer's Common Stock, $.01 par value. The Issuer is People's Choice TV Corp. and its principal executive offices are located at 2 Corporate Drive, Suite 249, Shelton, Connecticut 06484.


ITEM 2.  IDENTITY AND BACKGROUND

          This Schedule is being filed on behalf of each Reporting Person.

CUSIP No. 710847104                     13D              Page 6 of 13 Pages


          Alda Communications Corp. is a Delaware corporation ("Alda CC"), the principal business of which is wireless cable television. The
Address of Alda CC's principal business and principal office is c/o People's Choice TV Corp., 2 Corporate Drive, Suite 249, Shelton, Connecticut
06484. Set forth below is the name, position, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of each of the executive officers of Alda CC, who together constitute all of the directors of Alda CC:

                                                                    Business of     Address of
Name              Position       Address            Occupation      Employer        Employer            Citizenship
- ----              --------       -------            ----------      -----------     -----------         -----------

Victor Oristano   Chairman       c/o People's       Vice Chairman   Wireless Cable  People's Choice     U.S.A.
                                 Choice TV Corp.    of Issuer       Television      TV Corp.
                                 2 Corporate Drive                                  2 Corporate Drive
                                 Suite 249                                          Suite 249
                                 Shelton, CT 06484                                  Shelton, CT 06484

Matthew Oristano  President and  c/o People's       Chairman and    Wireless Cable  People's Choice     U.S.A.
                  Secretary      Choice TV Corp.    CEO of Issuer   Television      TV Corp.
                                 2 Corporate Drive                                  2 Corporate Drive
                                 Suite 249                                          Suite 249
                                 Shelton, CT 06484                                  Shelton, CT 06484

Mark Oristano     Vice President c/o People's       Writer          N/A             N/A                 U.S.A.
                                 Choice TV Corp.
                                 2 Corporate Drive
                                 Suite 249
                                 Shelton, CT 06484

Michael Oristano  Vice President c/o People's       FBI Special     N/A             N/A                 U.S.A.
                                 Choice TV Corp.    Agent
                                 2 Corporate Drive
                                 Suite 249
                                 Shelton, CT 06484

          Alda Limited Partnership is a Delaware limited partnership (the "Partnership"), the principal business of which is to make investments. The address of the Partnership's principal business and principal office is c/o Alda, Inc., 2 Corporate Drive, Suite 249, Shelton, Connecticut 06484.

          The sole general partner of the Partnership is Alda, Inc., a Delaware corporation ("Alda Inc."), the principal business of which is to act as general partner of the Partnership. The address of Alda Inc.'s principal business and principal office is c/o Alda, Inc., 2 Corporate Drive, Suite 249, Shelton, Connecticut 06484. Set forth below is the name, position, residence or business

CUSIP No. 710847104                     13D              Page 7 of 13 Pages


address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of each of the executive officers of Alda Inc., who together constitute all of the directors of Alda Inc.:

                                                                    Business of     Address of
Name              Position       Address            Occupation      Employer        Employer            Citizenship
- ----              --------       -------            ----------      -----------     -----------         -----------

Matthew Oristano  President and  c/o People's       Chairman and    Wireless Cable  People's Choice     U.S.A.
                  Secretary      Choice TV Corp.    CEO of Issuer   Television      TV Corp.
                                 2 Corporate Drive                                  2 Corporate Drive
                                 Suite 249                                          Suite 249
                                 Shelton, CT 06484                                  Shelton, CT 06484

Victor Oristano   Chairman       c/o People's       Vice Chairman   Wireless Cable  People's Choice     U.S.A.
                                 Choice TV Corp.    of Issuer       Television      TV Corp.
                                 2 Corporate Drive                                  2 Corporate Drive
                                 Suite 249                                          Suite 249
                                 Shelton, CT 06484                                  Shelton, CT 06484


          No Reporting Person nor any other person named above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On June 23, 1994, Alda CC received 664,521 Shares as part of the Distribution. The Distribution was without any requirement that the partners of Omni furnish any consideration in return for the distributed Shares.

          On December 29, 1995, Alda CC, at that time the sole limited partner of the Partnership, contributed all of its assets, including all 661,304 Shares of the Issuer then owned by Alda CC, to the capital of the Partnership. Such contribution to the Partnership was without any requirement that the Partnership furnish any consideration. This Amendment is made as a result of such contribution of Shares to the Partnership in order to add the Partnership to this Schedule as a filing person pursuant to Regulation 13d-1(f) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 710847104                     13D              Page 8 of 13 Pages


          Oristano's option to acquire 60,000 shares within 60 days of the date hereof was granted in April 1993 and his option to acquire 834 shares within 60 days of the date hereof was granted in December 1994, in each case by the Issuer pursuant to a stock option agreement.

ITEM 4.  PURPOSE OF TRANSACTION

          See Item 3 above with respect to the Distribution and Oristano's stock options.

          On December 29, 1995, Alda CC, at that time the sole limited partner of the Partnership, contributed all of its assets, including all 661,304 Shares of the Issuer then owned by Alda CC, to the capital of the Partnership for Oristano family wealth and tax planning purposes.

          The Reporting Persons have no plans or proposals which relate to or would result in any of the consequences listed in paragraphs (a) - (j) of
Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) and (b) Set forth in the table below are the number and percentage of Shares beneficially owned by each Reporting Person and each other person named in Item 2 as of December 29, 1995:

CUSIP No. 710847104                     13D              Page 9 of 13 Pages



                                                 Number Of
                   Number Of Shares         Shares Beneficially
                  Beneficially Owned         Owned With Shared       Aggregate Number         Percentage
                  With Sole Voting And          Voting And               Of Shares            Of Shares
Name              Dispositive Power          Dispositive Power       Beneficially Owned    Beneficially Owned
- ----              --------------------       ------------------      ------------------    ------------------

Alda                       0                     661,304<F1>              661,304<F1>           5.1%<F1>
Communications
Corp.

Alda Limited           661,304                       0                    661,304               5.1%
Partnership

Alda Inc.                  0                     661,304<F2>              661,304<F2>           5.1%<F2>

Victor Oristano         60,834<F3>               661,304<F4>              722,138<F3><F4>       5.6%<F3><F4>

Matthew Oristano       558,894<F5>               661,304<F6>            1,220,198<F5><F6>       9.4%<F5><F6>

Mark Oristano              0                         0                        0                 0.0%

Michael Oristano           0                         0                        0                 0.0%

<F1>  The 661,304 Shares that may be deemed beneficially owned by Alda CC with shared voting and dispositive power as of December 29, 1995 were owned by the Partnership, of which Alda CC was then the sole limited partner having the power as such to remove and replace the sole general partner of the Partnership and to dissolve the Partnership.

<F2>  The 661,304 Shares that may be deemed beneficially owned by Alda Inc.
      with shared voting and dispositive power as of December 29, 1995 were owned by the Partnership, of which Alda Inc. was the sole general partner.

<F3>  Includes 60,834 Shares which Victor Oristano has an option to acquire within 60 days of the date hereof pursuant to stock option agreements.

<F4>  The 661,304 Shares that may be deemed beneficially owned by Victor
      Oristano with shared voting and dispositive power as of December 29, 1995 were owned by the Partnership. Oristano is the Chairman, a director and the controlling stockholder of Alda CC, then the sole limited partner of the Partnership having the power as such to remove and replace the sole general partner of the Partnership and to dissolve the Partnership, and a director and Vice President and the Secretary of Alda Inc., the sole general partner of the Partnership.

<F5>  Includes 121,667 Shares which Matthew Oristano has an option to acquire within 60 days of the date hereof pursuant to stock option agreements and 437,227 Shares owned of record by Alda Multichannels, Ltd., a corporation controlled by Matthew Oristano and his two brothers.

<F6>  The 661,304 Shares that may be deemed beneficially owned by Matthew
      Oristano with shared voting and dispositive power as of December 29, 1995 were owned by the Partnership. Matthew Oristano is the President, Secretary and a director of Alda CC, which was at December 29, 1995 the sole limited partner of the Partnership, and President, a director and the controlling stockholder of Alda Inc., the sole general partner of the Partnership.

CUSIP No. 710847104                     13D               Page 10 of 13 Pages


          (c)  None.

          (d)  None.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


         On April 30, 1993, non-qualified options to purchase shares were granted by the Issuer to Victor Oristano and Matthew Oristano in the amounts of 100,000 Shares (of which 60,000 Shares are exercisable) and 200,000 Shares (of which 120,000 Shares are exercisable), respectively, at a per share exercise price of $10.50, pursuant to option agreements between the Issuer and each of Victor Oristano and Matthew Oristano. The option agreements entitle the grantees to exercise the options on the tenth anniversary of the effective date of grant, subject to certain accelerated exercise rights beginning on April 30, 1994.

         Except as otherwise noted in this Schedule, none of the Reporting Persons nor any of the other persons named in Item 2 of this Schedule has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit
Number     Description
- --------   -----------

   1 Agreement dated as of December 29, 1995 among Reporting Persons relating to filing of joint acquisition statements.

CUSIP No. 710847104                     13D              Page 11 of 13 Pages




                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 1996                       ALDA COMMUNICATIONS CORP.

                                            By: \s\Victor Oristano
                                               -------------------------------
                                               Victor Oristano
                                               Chairman


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 10, 1996                           \s\Victor Oristano
                                               -------------------------------
                                                Victor Oristano


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 1996                       ALDA LIMITED PARTNERSHIP

                                            By:  ALDA, INC
                                            Its: General Partner

                                            By: \s\Victor Oristano
                                               -------------------------------
                                               Victor Oristano
                                               Vice President

CUSIP No. 710847104                  13D                 Page 12 of 13 Pages



                                EXHIBIT INDEX


Exhibit
Number    Description                                                   Page
- ------    -----------                                                   ----

   1      Agreement, dated as of December 29, 1995 among Reporting       13
          Persons relating to filing of joint acquisition statements.

CUSIP No. 710847104                  13D                 Page 13 of 13 Pages



                                                                    EXHIBIT 1
                                                                    ---------
                                   AGREEMENT

         This Agreement is made as of the 29th day of December, 1995 by and among Alda Communications Corp. ("Alda"), Victor Oristano ("Oristano") and Alda Limited Partnership (the "Partnership").

         The parties hereto hereby agree as follows:

         1. That certain Agreement dated as of July 26, 1994 among Alda and Oristano with respect to filing the information required by Schedule 13D under the Securities Exchange Act of 1934 with respect to beneficial ownership of the shares of Common Stock of People's Choice TV Corp., a Delaware corporation, is hereby superseded by this Agreement in all respects.

         2. One statement containing the information required by Schedule 13D under the Securities Exchange Act of 1934 with respect to beneficial ownership of the shares of Common Stock of People's Choice TV Corp., a Delaware corporation, may be filed with the Securities and Exchange Commission on behalf of each of Alda, Oristano and the Partnership.

         3.    This Agreement may be executed in counterparts.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                    ALDA COMMUNICATIONS CORP.


                                    By: /s/Victor Oristano
                                       -------------------------------------
                                       Victor Oristano, Chairman

                                    /s/Victor Oristano
                                    ----------------------------------------
                                    Victor Oristano

                                    ALDA LIMITED PARTNERSHIP

                                    By:  ALDA, INC.

                                         By: /s/Victor Oristano
                                             -------------------------------
                                             Victor Oristano, Vice President